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                             May 15, 2024

       Adam Stone
       Chief Executive Officer
       Perceptive Capital Solutions Corp
       51 Astor Place, 10th Floor
       New York, New York 10003

                                                        Re: Perceptive Capital
Solutions Corp
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted April 16,
2024
                                                            CIK No. 0002017526

       Dear Adam Stone:

                                                        We have reviewed your
draft registration statement and have the following comments.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1 submitted April 16, 2024

       Experience with Special Purpose Acquisition Vehicles, page 4

   1.                                                   On pages 4-5 where you
discuss the prior SPAC/de-SPAC experience of your
                                                        management team, and
elsewhere as appropriate, please disclose the current trading price of each
post-combination publicly listed entity's common stock.
       Risk Factors
       Risks Relating to our Search for, Consummation of, or Inability to Consummate, a Business
       Combination
       If we are deemed to be an investment company under the Investment Company Act ..., page 53

   2. Please expand your disclosure to include the risk to investors of the loss of the investment opportunity
in a target company. Additionally, please confirm that if your facts and circumstances
change over time, you will update your disclosure to reflect how those changes impact the risk
that you may be considered to be operating as an unregistered
 Adam Stone
Perceptive Capital Solutions Corp
May 15, 2024
Page 2
       investment company.
Effecting Our Initial Business Combination
Employees, page 115

3. We refer to your disclosure on page 26 regarding payments to your sponsor for the allocable costs of employees of an affiliate of your sponsor or otherwise. Please revise here or elsewhere as applicable to describe the material terms of any such arrangements.
Principal Shareholders, page 127

4. Please revise to identify Perceptive Advisors as a promoter or advise us as appropriate.
Description of Securities
Contractual transfer restrictions, page 147

5. Please reconcile your disclosures here and elsewhere regarding the duration of the transfer restrictions applicable to the founder shares. More specifically, we note several references to "the restriction not to transfer the founder shares for 180 days following the date of this prospectus," which is inconsistent with the transfer restriction lasting, in part, until one year after the completion of your initial business combination. Please contact Jeffrey Lewis at 202-551-6216 or Jennifer Monick at
202-551-3295 if you
have questions regarding comments on the financial statements and related matters. Please contact Benjamin Holt at 202-551-6614 or David Link at 202-551-3356 with any other questions.



                                                              Sincerely,
FirstName LastNameAdam Stone
                                                              Division of
Corporation Finance
Comapany NamePerceptive Capital Solutions Corp
                                                              Office of Real
Estate & Construction
May 15, 2024 Page 2
cc:       Peter Seligson
FirstName LastName